N E W S R E L E A S E

February 1, 2010

BISHA TOUR   /   INDABA   /   AFRICA MINING CONGRESS

Highlights:

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Project tour by ten analysts and media

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All positively impressed with the country and project

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Minister of Mines attends INDABA in Cape Town

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Nevsun to present at Africa Mining Congress

Property tour

Nevsun Resources Ltd. (“Nevsun”) (TSX:NSU / NYSE Amex:NSU) is pleased to report on the successful conclusion of another analyst tour to the Bisha Project January 26-29, 2010.  The visit was attended by a number of representatives from mining buy side, sell side and media analysts.  The visit was well received by everyone attending, as well as by the Ministry of Energy and Mines and the Eritrean National Mining Corporation (ENAMCO).  The property tour and country visit was a coordinated effort by Nevsun and Sunridge Gold Corporation.  The visitors also had an opportunity to meet with two other companies actively exploring in Eritrea.

The visitors attended both Nevsun's Bisha mine and Sunridge's group of exploration properties.  During the trip, they had access to both the Director General of the Mines Department, Alem Kibreab, and the General Manager of ENAMCO, Berhane Habtemariam.

Each of the visitors came away impressed with the quality of the Bisha Project and also by the strong, unmistakable support from the Government of Eritrea.  The Government has consistently been supportive of a responsible mining industry and has demonstrated a committed approach to the industry in the way it has handled its investment in the Bisha Project, as a contributing partner with Nevsun.

The recent analyst trip is one of several visits in recent years by investors, analysts and project financiers for Bisha, each of whom have left with positive views of the people, project and country.

INDABA, Cape Town, South Africa

The Minister of Energy and Mines of the State of Eritrea, Ahmed Haj Ali, together with his Director General, Alem Kibreab, are this week attending the annual Mining INDABA in Cape Town.  They will be meeting with several representatives of the international mining community and will be present for the annual reception for the Minister on Wednesday, February 3, 2010 that will be hosted by both Nevsun and Sunridge. The minister will be speaking Wednesday afternoon at the conference.

Africa Mining Congress, Livingston, Zambia

On February 5, 2010 Nevsun will be presenting at the Africa Mining Congress (AMC) in Livingston, Zambia. The AMC is considered a premier Africa mining convention with presentations by top medium sized and emerging mining and exploration companies in Africa.

NEVSUN RESOURCES LTD. “Cliff T. Davis” Cliff T. Davis President & Chief Executive Officer NSU 10-03.doc	For further information, Contact: Kin Communications Tel: 604 684 6730 Toll free 1 866 684 6730 Email: ir@kincommunications.com Website: www.nevsun.com